# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CONDUIT PHARMACEUTICALS INC., CIK 0001896212
CUSIP: 20678X205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4851 TAMIAMI TRAIL NORTH, SUITE 200, NAPLES, Florida (FL), 34103
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002066774

## Reporting persons
- Sarborg Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,853,933; shared voting power 0; sole dispositive power 1,853,933; shared dispositive power 0; aggregate amount beneficially owned 1,853,933 (16.4% of the class)

## Item 1. Issuer
Name of issuer: CONDUIT PHARMACEUTICALS INC.
Address of issuer's principal executive offices: 4851 TAMIAMI TRAIL NORTH, SUITE 200, NAPLES, FLORIDA, 34103.

## Item 2. Person Filing
Name of person filing: Sarborg Limited, a Cayman Islands company (?Sarborg?).
Address of principal business office or, if none, residence: Willow House, Cricket Square, Grand Cayman, Cayman Islands, KY1-1107.
Citizenship: Sarborg is a Cayman Islands company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,853,933
Percent of class: 16.35%, which is based on 11,338,523 shares of common stock, par value $0.0001 per share, of Conduit Pharmaceuticals Inc. (the ?Issuer?), issued and outstanding as of April 21, 2025, as reported in the Definitive Proxy Statement on Schedule 14A filed with the United States Securities and Exchange Commission by the Issuer on April 25, 2025.
Sole power to vote or to direct the vote: 1,853,933
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,853,933
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sarborg Ltd: /s/ Mark Taylor, Executive Director (05/07/2025)